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Exhibit 12.1

Tyco International Ltd.

Computation of Ratio of Earnings to Fixed Charges(1) (unaudited)

(dollars in millions)

	For The Six Months Ended
			Fiscal
	March 26, 2010	March 27, 2009
			2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes	719	(2,258)	(1,751)	1,431	(2,196)	1,122	596
Add: Fixed Charges	212	215	433	535	451	409	456
Less: Capitalized interest	1	1	1	1	3	1	1

	930	(2,044)	(1,319)	1,965	(1,748)	1,530	1,051

Fixed Charges:
Interest expense before capitalized interest	150	151	301	396	313	279	322
Capitalized interest	1	1	1	1	3	1	1
Rentals (one-third rent)	61	63	131	138	135	129	133

Total fixed charges	212	215	433	535	451	409	456

Ratio of earnings to fixed charges	4.39	— (2)	— (3)	3.67	— (4)	3.74	2.30

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.

(2)
For the six months ended March 27, 2009, fixed charges exceeded earnings by $2,259 million.

(3)
In fiscal 2009, fixed charges exceeded earnings by $1,752 million.

(4)
In fiscal 2007, fixed charges exceeded earnings by $2,199 million.

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  Exhibit 12.1
Tyco International Ltd. Computation of Ratio of Earnings to Fixed Charges(1) (unaudited) (dollars in millions)